UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 7)*


                            NoFire Technologies, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $0.20 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   654865 10 4
             -------------------------------------------------------
                                 (CUSIP Number)
--------------------------------------------------------------------------------

                                 Barry L. Bloom
                         655 Madison Avenue, 19th Floor
                            New York, NY 10021-8043
                                 (212) 521-2930
--------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                  June 25, 2004
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. |_|

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP No. 654865 10 4                                    Page 2 of 16 Pages
-----------------------------                  ---------------------------------
--------------------------------------------------------------------------------
1 NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

           Andrew H. Tisch
--------------------------------------------------------------------------------
2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)(a) |_|
                                                                      (b) |X|

--------------------------------------------------------------------------------
3  SEC USE ONLY


--------------------------------------------------------------------------------
4  SOURCE OF FUNDS (See Instructions)

           AF
--------------------------------------------------------------------------------
5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
   ITEMS 2(d) OR 2(e)|_|

--------------------------------------------------------------------------------
6  CITIZENSHIP OR PLACE OF ORGANIZATION

           United States
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER

                      160,000
 NUMBER OF      ----------------------------------------------------------------
   SHARES       8   SHARED VOTING POWER
BENEFICIALLY
  OWNED BY            11,221,863
    EACH        ----------------------------------------------------------------
 REPORTING      9   SOLE DISPOSITIVE POWER
   PERSON
    WITH              160,000
                ----------------------------------------------------------------
                10  SHARED DISPOSITIVE POWER

                      11,221,863
--------------------------------------------------------------------------------
11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           11,381,863
--------------------------------------------------------------------------------
12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
   (See Instructions)                                                     |_|

--------------------------------------------------------------------------------
13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           44.7%
--------------------------------------------------------------------------------
14 TYPE OF REPORTING PERSON (See Instructions)

           IN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

CUSIP No. 654865 10 4                                    Page 3 of 16 Pages
-----------------------------                  ---------------------------------

--------------------------------------------------------------------------------
1 NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

           Robert N. Downey
--------------------------------------------------------------------------------
2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)(a) |_|
                                                                      (b) |X|

--------------------------------------------------------------------------------
3  SEC USE ONLY


--------------------------------------------------------------------------------
4  SOURCE OF FUNDS (See Instructions)

           AF
--------------------------------------------------------------------------------
5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
   ITEMS 2(d) OR 2(e)|_|

--------------------------------------------------------------------------------
6  CITIZENSHIP OR PLACE OF ORGANIZATION

           United States
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER

                      1,528,958
 NUMBER OF      ----------------------------------------------------------------
   SHARES       8   SHARED VOTING POWER
BENEFICIALLY
  OWNED BY            -0-
    EACH        ----------------------------------------------------------------
 REPORTING      9   SOLE DISPOSITIVE POWER
   PERSON
    WITH              1,528,958
                ----------------------------------------------------------------
                10  SHARED DISPOSITIVE POWER

                      -0-
--------------------------------------------------------------------------------
11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           1,528,958
--------------------------------------------------------------------------------
12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
   (See Instructions)                                                     |_|

--------------------------------------------------------------------------------
13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           7.1%
--------------------------------------------------------------------------------
14 TYPE OF REPORTING PERSON (See Instructions)

           IN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D


CUSIP No. 654865 10 4                                    Page 4 of 16 Pages
-----------------------------                  ---------------------------------

--------------------------------------------------------------------------------
1 NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

           Thomas M. Steinberg
--------------------------------------------------------------------------------
2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)(a) |_|
                                                                      (b) |X|

--------------------------------------------------------------------------------
3  SEC USE ONLY


--------------------------------------------------------------------------------
4  SOURCE OF FUNDS (See Instructions)

           AF
--------------------------------------------------------------------------------
5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
   ITEMS 2(d) OR 2(e)|_|

--------------------------------------------------------------------------------
6 CITIZENSHIP OR PLACE OF ORGANIZATION

           United States
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER

                      372,700
 NUMBER OF      ----------------------------------------------------------------
   SHARES       8   SHARED VOTING POWER
BENEFICIALLY
  OWNED BY            -0-
    EACH        ----------------------------------------------------------------
 REPORTING      9   SOLE DISPOSITIVE POWER
   PERSON
    WITH              372,700
                ----------------------------------------------------------------
                10  SHARED DISPOSITIVE POWER

                      -0-
--------------------------------------------------------------------------------
11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           372,700
--------------------------------------------------------------------------------
12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
   (See Instructions)                                                     |_|

--------------------------------------------------------------------------------
13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           1.8%
--------------------------------------------------------------------------------
14 TYPE OF REPORTING PERSON (See Instructions)

           IN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D


CUSIP No. 654865 10 4                                    Page 5 of 16 Pages
-----------------------------                  ---------------------------------

--------------------------------------------------------------------------------
1 NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

           John Capozzi
--------------------------------------------------------------------------------
2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)(a) |_|
                                                                      (b) |X|

--------------------------------------------------------------------------------
3  SEC USE ONLY


--------------------------------------------------------------------------------
4  SOURCE OF FUNDS (See Instructions)

           AF
--------------------------------------------------------------------------------
5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
   ITEMS 2(d) OR 2(e)|_|

--------------------------------------------------------------------------------
6 CITIZENSHIP OR PLACE OF ORGANIZATION

           United States
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER

                      130,000
 NUMBER OF      ----------------------------------------------------------------
   SHARES       8   SHARED VOTING POWER
BENEFICIALLY
  OWNED BY            136,333
    EACH        ----------------------------------------------------------------
 REPORTING      9   SOLE DISPOSITIVE POWER
   PERSON
    WITH              130,000
                ----------------------------------------------------------------
                10  SHARED DISPOSITIVE POWER

                      136,333
--------------------------------------------------------------------------------
11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           266,333
--------------------------------------------------------------------------------
12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
   (See Instructions)                                                     |_|

--------------------------------------------------------------------------------
13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           1.3%
--------------------------------------------------------------------------------
14 TYPE OF REPORTING PERSON (See Instructions)

           IN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D


CUSIP No. 654865 10 4                                    Page 6 of 16 Pages
-----------------------------                  ---------------------------------

--------------------------------------------------------------------------------
1 NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

           Barry L. Bloom
--------------------------------------------------------------------------------
2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)(a) |_|
                                                                      (b) |X|

--------------------------------------------------------------------------------
3  SEC USE ONLY


--------------------------------------------------------------------------------
4  SOURCE OF FUNDS (See Instructions)

           AF
--------------------------------------------------------------------------------
5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
   ITEMS 2(d) OR 2(e)|_|

--------------------------------------------------------------------------------
6  CITIZENSHIP OR PLACE OF ORGANIZATION

           United States
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER

                      247,697
 NUMBER OF      ----------------------------------------------------------------
   SHARES       8   SHARED VOTING POWER
BENEFICIALLY
  OWNED BY            -0-
    EACH        ----------------------------------------------------------------
 REPORTING      9   SOLE DISPOSITIVE POWER
   PERSON
    WITH              247,697
                ----------------------------------------------------------------
                10  SHARED DISPOSITIVE POWER

                      -0-
--------------------------------------------------------------------------------
11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           247,697
--------------------------------------------------------------------------------
12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
   (See Instructions)                                                     |_|

--------------------------------------------------------------------------------
13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           1.2%
--------------------------------------------------------------------------------
14 TYPE OF REPORTING PERSON (See Instructions)

           IN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D


CUSIP No. 654865 10 4                                    Page 7 of 16 Pages
-----------------------------                  ---------------------------------

--------------------------------------------------------------------------------
1 NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

           Robert H. Savage
--------------------------------------------------------------------------------
2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)(a) |_|
                                                                      (b) |X|

--------------------------------------------------------------------------------
3  SEC USE ONLY


--------------------------------------------------------------------------------
4  SOURCE OF FUNDS (See Instructions)

           AF
--------------------------------------------------------------------------------
5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
   ITEMS 2(d) OR 2(e)|_|

--------------------------------------------------------------------------------
6  CITIZENSHIP OR PLACE OF ORGANIZATION

           United States
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER

                      214,488
 NUMBER OF      ----------------------------------------------------------------
   SHARES       8   SHARED VOTING POWER
BENEFICIALLY
  OWNED BY            -0-
    EACH        ----------------------------------------------------------------
 REPORTING      9   SOLE DISPOSITIVE POWER
   PERSON
    WITH              214,488
                ----------------------------------------------------------------
                10  SHARED DISPOSITIVE POWER

                      -0-
--------------------------------------------------------------------------------
11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           214,488
--------------------------------------------------------------------------------
12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
   (See Instructions)                                                     |_|

--------------------------------------------------------------------------------
13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           1.0%
--------------------------------------------------------------------------------
14 TYPE OF REPORTING PERSON (See Instructions)

           IN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D


CUSIP No. 654865 10 4                                    Page 8 of 16 Pages
-----------------------------                  ---------------------------------

--------------------------------------------------------------------------------
1 NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

           Robyn Samuels
--------------------------------------------------------------------------------
2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)(a) |_|
                                                                      (b) |X|

--------------------------------------------------------------------------------
3  SEC USE ONLY


--------------------------------------------------------------------------------
4  SOURCE OF FUNDS (See Instructions)

           AF
--------------------------------------------------------------------------------
5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
   ITEMS 2(d) OR 2(e)|_|

--------------------------------------------------------------------------------
6  CITIZENSHIP OR PLACE OF ORGANIZATION

           United States
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER

                      152,266
 NUMBER OF      ----------------------------------------------------------------
   SHARES       8   SHARED VOTING POWER
BENEFICIALLY
  OWNED BY            -0-
    EACH        ----------------------------------------------------------------
 REPORTING      9   SOLE DISPOSITIVE POWER
   PERSON
    WITH              152,266
                ----------------------------------------------------------------
                10  SHARED DISPOSITIVE POWER

                      -0-
--------------------------------------------------------------------------------
11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           152,266
--------------------------------------------------------------------------------
12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
   (See Instructions)                                                     |_|

--------------------------------------------------------------------------------
13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           0.7%
--------------------------------------------------------------------------------
14 TYPE OF REPORTING PERSON (See Instructions)

           IN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D


CUSIP No. 654865 10 4                                    Page 9 of 16 Pages
-----------------------------                  ---------------------------------

--------------------------------------------------------------------------------
1 NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

           Donald S. Rice
--------------------------------------------------------------------------------
2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)(a) |_|
                                                                      (b) |X|

--------------------------------------------------------------------------------
3  SEC USE ONLY

           AF
--------------------------------------------------------------------------------
4  SOURCE OF FUNDS (See Instructions)


--------------------------------------------------------------------------------
5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
   ITEMS 2(d) OR 2(e)|_|

--------------------------------------------------------------------------------
6  CITIZENSHIP OR PLACE OF ORGANIZATION

           United States
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER

                      -0-
 NUMBER OF      ----------------------------------------------------------------
   SHARES       8   SHARED VOTING POWER
BENEFICIALLY
  OWNED BY            138,389
    EACH        ----------------------------------------------------------------
 REPORTING      9   SOLE DISPOSITIVE POWER
   PERSON
    WITH              -0-
                ----------------------------------------------------------------
                10  SHARED DISPOSITIVE POWER

                      138,389
--------------------------------------------------------------------------------
11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           138,389
--------------------------------------------------------------------------------
12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
   (See Instructions)                                                     |_|

--------------------------------------------------------------------------------
13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           0.7%
--------------------------------------------------------------------------------
14 TYPE OF REPORTING PERSON (See Instructions)

           IN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

CUSIP No. 654865 10 4                                    Page 10 of 16 Pages
-----------------------------                  ---------------------------------

--------------------------------------------------------------------------------
1 NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

           Paul A. Downey
--------------------------------------------------------------------------------
2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)(a) |_|
                                                                      (b) |X|

--------------------------------------------------------------------------------
3  SEC USE ONLY


--------------------------------------------------------------------------------
4  SOURCE OF FUNDS (See Instructions)

           AF
--------------------------------------------------------------------------------
5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
   ITEMS 2(d) OR 2(e)|_|

--------------------------------------------------------------------------------
6  CITIZENSHIP OR PLACE OF ORGANIZATION

           United States
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER

                      136,333
 NUMBER OF      ----------------------------------------------------------------
   SHARES       8   SHARED VOTING POWER
BENEFICIALLY
  OWNED BY            -0-
    EACH        ----------------------------------------------------------------
 REPORTING      9   SOLE DISPOSITIVE POWER
   PERSON
    WITH              136,333
                ----------------------------------------------------------------
                10  SHARED DISPOSITIVE POWER

                      -0-
--------------------------------------------------------------------------------
11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           136,333
--------------------------------------------------------------------------------
12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
   (See Instructions)                                                     |_|

--------------------------------------------------------------------------------
13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           0.6%
--------------------------------------------------------------------------------
14 TYPE OF REPORTING PERSON (See Instructions)

           IN
--------------------------------------------------------------------------------

         This Amendment No. 7 (the "Amendment") to Schedule 13D is being filed by Barry L. Bloom, John Capozzi, Paul A. Downey, Robert N. Downey, Donald S. Rice, Robyn Samuels, Robert H. Savage, Thomas M. Steinberg and Andrew H. Tisch (the "Reporting Persons") to amend and supplement statements on Schedule 13D previously filed by them. Except as amended and supplemented hereby, the Statement on Schedule 13D remains in full force and effect.

ITEM 4.  Purpose of Transaction.
         ----------------------

         In view of developments affecting the Company subsequent to the time when the Reporting Persons acquired their securities in the Company, the Reporting Persons have decided that they no longer wish to continue to hold securities in the Company or to invest further funds in the Company. Accordingly, the Reporting Persons shall be free at any time or from time to time to offer or sell any, some or all of the shares of Common Stock and warrants owned by them, in the open market or otherwise, in transactions with or through broker-dealers or otherwise, and at prices that may or may not have any relationship to current market prices for securities in the Company. The Reporting Persons may also entertain and accept or reject offers or proposals they may receive from third parties to sell, transfer or otherwise dispose of any, some or all of such securities. Depending upon their individual assessments of these factors from time to time, each Reporting Person may take action similar or contrary to action taken by other Reporting Persons, or to change such Reporting Person's own present intention at any time.

         Except as set forth in this Item 4, the Reporting Persons do not have any plans or proposals to acquire or dispose of additional securities of the Company or any plans or proposals with respect to any extraordinary corporate transaction involving the Company, any sale or transfer of a material amount of assets of the Company, any change in the Company's present Board of Directors or management, any material change in the Company's capitalization or dividend policy, any other material change in the Company's business or corporate structure, any changes in the Company's charter or by-laws, any other change with respect to the delisting or deregistration of any of the Company's securities including, without limitation, those matters described in subparagraphs (a) though (j) of Item 4 of Schedule 13D. However, the Reporting Persons shall be free, without further notice to any security holder in the Company, to dispose of their securities in the Company to one or more third parties who may have any of such plans or proposals, but the Reporting Persons themselves shall have no responsibility with respect to any plans, intentions, acts or omissions by any third parties, and no security holder in the Company should rely upon the Reporting Persons or any of them with respect thereto.

ITEM 5.  Interest in Securities of the Issuer.
         ------------------------------------

         Because of certain business relationships among the Reporting Persons, they are filing as if they constitute a group solely for informational purposes. By signing this statement, each Reporting Person agrees that this Statement is filed on his or her behalf. The filing of this statement is not an admission by any Reporting Person that such Reporting Person and any other Reporting Person or Reporting Persons constitute a "group" for purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, or Rule 13d-5 thereunder. Each


                              Page 11 of 16 Pages

Reporting Person disclaims beneficial ownership of, or a pecuniary interest in, any securities of the Company owned by any other Reporting Person, except to the extent that any beneficial ownership or pecuniary interest is expressly reported herein.

         The table below sets forth the aggregate number of shares of Common Stock owned by each of the following, together with the aggregate number of shares of Common Stock that each of the following has the right to acquire upon the exercise of Warrants to purchase Common Stock, the total number of shares represented thereby and the percentage of outstanding shares of Common Stock that such ownership represents based upon 20,939,019 shares of Common Stock outstanding as of April 19, 2004, as reported by the Company in its Quarterly Report on Form 10-QSB for the quarterly period ended February 29, 2004.

                               SHARES                                 PERCENT OF
                             CURRENTLY  HAS RIGHT TO                    CLASS
NAME                           OWNED     ACQUIRE (1)  TOTAL SHARES   OUTSTANDING
-------------------------    ---------  ------------  ------------   -----------
Barry L. Bloom                 122,508      125,189      247,697         1.2%
John Capozzi                   100,000       30,000      130,000         0.6%
Paul A. Downey                  96,438       39,895      136,333         0.6%
Robert N. Downey               839,243      689,715    1,528,958         7.1%
JMC Investments, LLC            96,438       39,895      136,333         0.6%
NF Partners, LLC             6,720,243    4,501,620   11,221,863        44.1%
Ravitch Rice & Company, LLC     68,282       70,107      138,389         0.7%
Robyn Samuels                   55,001       97,265      152,266         0.7%
Robert H. Savage               134,694       79,794      214,488         1.0%
Thomas M. Steinberg            158,223      214,477      372,700         1.8%
Andrew H. Tisch                160,000            0      160,000         0.8%
-------------------------    ---------  ------------  ------------   -----------
Total                        8,551,070    5,887,957   14,439,027        53.8%

(1) Refers to shares of Common Stock issuable upon exercise of outstanding Warrants, of which Warrants to purchase 538,195 shares expire July 1, 2004, Warrants to purchase 1,215,282 shares expire July 30, 2004, Warrants to purchase 2,082,240 shares expire January 7, 2005 and Warrants to purchase 2,052,240 shares expire February 15, 2005. No representation is made that any of such Warrants will be exercised before their respective expiration dates.

         John Capozzi, by virtue of his status as manager and a member of JMC Investments, LLC, may be deemed to be the beneficial owner of securities held by JMC Investments, LLC, and may be deemed to have shared power to vote or direct the vote of and shared power to dispose or direct the disposition of such securities.

         Andrew H. Tisch, by virtue of his status as manager of NF Partners, LLC, and his relationship to various trusts that have the power to control the investment decisions of NF Partners, LLC, may be deemed to be the beneficial


                              Page 12 of 16 Pages
owner of securities held by NF Partners, LLC and may be deemed to have shared power to vote or direct the vote of and shared power to dispose or direct the disposition of such securities.

         Donald S. Rice, by virtue of his status as manager and a member of Ravitch Rice & Company, LLC, may be deemed to be the beneficial owner of securities held by Ravitch Rice & Company, LLC and may be deemed to have shared power to vote or direct the vote of and shared power to dispose or direct the disposition of such securities.

         No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock beneficially owned by the Reporting Persons.

ITEM 7.  Material to be filed as Exhibits.
         --------------------------------

Exhibit 1. Agreement regarding the joint filing of this Statement and power of attorney.


















                              Page 13 of 16 Pages

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I hereby certify that the information set forth in this statement is true, complete and correct.

June 30, 2004
                                                         /s/ Barry L. Bloom
                                                      --------------------------
                                                      Barry L. Bloom

                                                         /s/ John Capozzi
                                                      --------------------------
                                                      John Capozzi

                                                         /s/ Paul A. Downey
                                                      --------------------------
                                                      Paul A. Downey

                                                         /s/ Robert N. Downey
                                                      --------------------------
                                                      Robert N. Downey

                                                         /s/ Donald S. Rice
                                                      --------------------------
                                                      Donald S. Rice

                                                         /s/ Robyn Samuels
                                                      --------------------------
                                                      Robyn Samuels

                                                         /s/ Robert H. Savage
                                                      --------------------------
                                                      Robert H. Savage

                                                         /s/ Thomas M. Steinberg
                                                      --------------------------
                                                      Thomas M. Steinberg

                                                         /s/ Andrew H. Tisch
                                                      --------------------------
                                                      Andrew H. Tisch



                               Page 14 of 16 Pages

                                  EXHIBIT INDEX


Exhibit 1. Agreement regarding the joint filing of this Statement and power of attorney.
















                               Page 15 of 16 Pages